Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

November 2, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Form 8-K
Filed September 16, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2011.  We are including a courtesy marked copy of the Company’s Amendment No. 8 to Current Report on Form 8-K/A (“Amendment No. 8”) indicating the changes made thereon from the previous Form 8-K filed with the Commission.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

General

1.
SEC Comment:  Please revise your disclosure where appropriate to reflect the distribution to a shareholder made to your CEO, Mr. Wang. Your disclosure should reflect the reclassification of this payment from a receivable to a distribution to a shareholder and the resulting reduction in retained earnings. Specifically, revise your Liquidity and Capital Resources section of MD&A to discuss the impact on your liquidity due to the reclassification and continued arrangement with Mr. Wang.

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 8 accordingly.  Please see pages 20-21, 51-52 and 54 of Amendment No. 8.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
November 2, 2011

_____________________

Management’s Discussion and Analysis…, page 48

2.
SEC Comment:  We note on page 51 that Mr. Wang stopped making collections in June 2010 in anticipation of the company becoming a public reporting company. Please tell us the amount of collections made by Mr. Wang for the period from April 1, 2010 through June 2010. We note your disclosure of amounts collected in 2007, 2008 and 2009 on page 19.

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 8 accordingly.  The amount of collections made by Mr. Wang for the period from April 1, 2010 through June 2010 is $8,071,767.  Please see page 51 of Amendment No. 8.

Certain Relationship and Related Transactions, and Director Independence, page 69

Related Party Transactions, page 69

3.
SEC Comment:  Similarly, please revise this section to reflect the reclassification of the receivable collected by Mr. Wang. Your disclosure should reflect the transaction as a distribution to a shareholder as reported in your retained earnings. Refer to Item 404 of Regulation S-K.

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 8 accordingly.  Please see page 68 of Amendment No. 8.

Item 2.01 Completion of Acquisition or Disposition of Assets

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd.
Financial Statements
December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page 1

4.
SEC Comment:  We note that the restatements in the financial statements were due to a correction of an error involving an accounting principle. Consequently, please revise the report as the changes require recognition in the auditor’s report through the addition of an explanatory paragraph.

Company Response:  The Company respectfully informs the Staff that it has revised Exhibit 99.1(a) Kun Ming Xin Yuan Tang Pharmacies Co. Ltd. Financial Statements December 31, 2009, 2008 and 2007 to recognize the changes in the auditor’s report through the addition of an explanatory paragraph.  Please see page 1 of Exhibit 99.1(a).

Balance Sheets, page 2

5.	SEC Comment: Please clearly indicate above each applicable column in your financial statements that it has been restated.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 2, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Exhibit 99.1(a) Kun Ming Xin Yuan Tang Pharmacies Co. Ltd. Financial Statements December 31, 2009, 2008 and 2007 to include restated column headings.

Notes to the Financial Statements, pages 6 - 20

6.
SEC Comment:  As the company’s financial statements have been restated to correct an error, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Company Response:  The Company respectfully informs the Staff that it should not be regarded as an accounting error as indicated in ASC 250-10-50-7 through 50-10.  The pre-restated “Due from Related Party” amount was wholly comprised of the “Other Receivables” - from the Company’s shareholder, Mr. Wang - per the Staff’s perspective, such item is in substance the cash that the Company has distributed to its shareholder, Mr. Wang.  The Company’s auditor was required by the SEC to restate the balance sheet to report the “Due from Related Party” balance as a deduction from equity in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). However, the “Due from Related Party” amount arises from XYT, the Company’s subsidiary located in China. In the subsidiary’s financial statements, such amount due from a related party remained unchanged because Chinese law does not permit the direct “off-set” of an asset against liabilities of an enterprise in its own discretion, the goal of which is aiming at protecting any creditor of the company as any direct reduction of equity as a result of such movement as a capital reduction must be regulated by and approved by the Industrial and Commercial Bureau of the PRC government in special circumstances, such as bankruptcy or capital reorganization. Also, in the Company’s Audit Report, it is stated that the Company’s auditor has not performed any additional audit procedures and work on the Company after the first date of the Audit Report, and therefore the Audit Report does not express any kind of assurance related to any events and their possible effect that are related to the stated periods in the Audit Report after the first date of the Audit Report. The cause of the change was a disclosure matter regarding the presentation of consolidated financial statements in conformity with the U.S. GAAP, rather than correction of an accounting error.

Pre-restated due from related party amounts were $11,799,953 as of December 31, 2009, $2,498,924 as of December 31, 2008 and $0 as of December 31, 2007, and post-restated due from related party amounts were of $0 as of December 31, 2009, $0 as of December 31, 2008 and $0 as of December 31, 2007.  Pre-restated retained earnings were $4,692,321 as of December 31, 2009, $1,948,825 as of December 31, 2008 and $436,502 as of December 31, 2007, and post-restated due from related party amounts were $(7,107,632) as of December 31, 2009, $(550,099) as of December 31, 2008 and $436,502 as of December 31, 2007. The tables set forth below illustrate the effect of the correction on each financial line item.

2007	Pre restated	Post restated
Due from related party	$0	$0
Retained earning	$436,502	$436,502

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 2, 2011

_____________________

2008	Pre restated	Post restated
Due from related party	$2,498,924	$0
Retained earning	$1,948,825	$(550,099)

2009	Pre restated	Post restated
Due from related party	$11,799,953	$0
Retained earning	$4,692,321	$(7,107,632)

Note 3. Deemed distribution of dividend, page 12

7.
SEC Comment:  Please delete all information prepared and presented in accordance with PRC GAAP. As the company is a U.S. domestic issuer, you must follow Regulation S-X and U.S. GAAP. Financial statements not prepared in accordance with U.S. GAAP are presumed to be inaccurate or misleading.

Company Response:  The Company respectfully informs the Staff that it has revised Exhibit 99.1(a) Kun Ming Xin Yuan Tang Pharmacies Co. Ltd. Financial Statements December 31, 2009, 2008 and 2007 to delete all information prepared and presented in accordance with PRC GAAP.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
November 2, 2011

_____________________

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated November 2, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang
Zhen Jiang Wang, Chief Executive Officer

GREENBERG TRAURIG, LLP